January 23, 2025

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Amendment No. 3 to Registration Statement on Form F-1
           Filed January 10, 2025
           File No. 333-282566
Dear Andresian D   Rozario:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed January 10, 2025 Use of Proceeds , page 29

1. We note your disclosure on page 73 that, as of September 30, 2024, Vantage
       Singapore declared interim dividends totaling US$11,849,995 of which US$357,995 was offset against amounts due from directors. We further note your unaudited condensed combined balance sheet as of September 30, 2024 discloses a dividend payable in the amount of $11,492,000 and cash and cash equivalents in the amount
       $4,128,573. As it appears that, as of September 30, 2024, you do not sufficient cash to pay this declared dividend, please clarify whether you intend to use net proceeds from this offering to pay this dividend.
Concentration of Vendors, page 45

2. We note the allocations of your accounts payable and commissions have changed
 January 23, 2025
Page 2

       drastically in the past twelve months, in particular the prominence of Vendors E and I, respectively. Please add contextualizing disclosure to explain why you experienced such significant changes in allocation during the most recent fiscal year, whether such changes are typical, and the risks, if any, to your company which may result.
Related Party Transactions, page 73

3.     We note you have provided a summary of related party transactions since
2021 to
       September 30, 2024. Please revise these disclosures to include information since the
       beginning of the company   s preceding three financial years (currently,
April 1, 2021)
       up to the date of your prospectus. Refer to Item 7.B of Form 20-F. Please contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Yong
Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at
202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.